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                                        Filed by The Chase Manhattan Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                               and deemed filed pursuant to Rule 14a-6 under the
                                                 Securities Exchange Act of 1934

                                 Subject Company: J.P. Morgan & Co. Incorporated
                                                      Commission File No. 1-5885


                                                         Date: December 14, 2000

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Chase and J.P. Morgan, including future financial and operating results, Chase's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan's and Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the risk that the businesses of Chase and J.P. Morgan will not be combined successfully; the risk that the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; the risk that the integration process may result in the disruption of ongoing business or the loss of key employees or may adversely effect relationships with employees and clients; the risk that stockholder or required regulatory approvals of the merger will not be obtained or that adverse regulatory conditions will be imposed in connection with a regulatory approval of the merger; the risk of adverse impacts from an economic downturn; the risks associated with increased competition, unfavorable political or other developments in foreign markets, adverse governmental or regulatory policies, and volatility in securities markets, interest or foreign exchange rates or indices; or other factors impacting operational plans. Additional factors that could cause Chase's and J.P. Morgan's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Chase and J.P. Morgan, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov) and in Chase's Registration Statement on Form S-4 referred to below.

In connection with the proposed transaction, Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement-prospectus with regard to the proposed merger. Stockholders are advised to read the joint proxy statement-prospectus because it contains important information. Stockholders may obtain a free copy of the joint proxy statement-prospectus and other documents filed by Chase and J.P. Morgan with the SEC, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017, Attention: Office of the Corporate Secretary (212-270-6000), or to J.P. Morgan & Co. Incorporated, 60 Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323).

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FOR IMMEDIATE RELEASE           Investor Contacts: John Borden, 212-270-7318
                                                   Ann Patton, 212-648-9446

                                Media Contacts:    Joe Evangelisti, 212-648-9589
                                                   Jon Diat,        212-270-5089


             CHASE AND J.P. MORGAN PROVIDE GUIDANCE ON LOWER FOURTH
                 QUARTER EARNINGS AND UPDATE PROGRESS OF MERGER
                                   INTEGRATION

     NEW YORK, DECEMBER 14 - The Chase Manhattan Corporation (NYSE: CMB) and J.P. Morgan & Co. Incorporated (NYSE: JPM) today provided guidance on lower fourth quarter earnings for both companies and an update on the progress of their merger integration efforts.

FOURTH QUARTER EARNINGS GUIDANCE
Earnings for both Chase and J.P. Morgan for the fourth quarter of 2000 are expected to be substantially lower than this year's third quarter results and current analysts' estimates. A difficult capital markets environment, coupled with higher expenses, is expected to reduce earnings for both firms in the fourth quarter. Despite deterioration in the external credit environment, the credit portfolios of Chase and J.P. Morgan are performing relatively well. The companies plan to issue a joint fourth quarter earnings press release on January 17.

- Total trading revenues for both firms are expected to be down from last year's fourth quarter and the third quarter of 2000 primarily due to a challenging market environment, including low volatility in currency markets, wider credit spreads and a decline in customer volumes. In contrast, combined investment banking revenues are expected to increase modestly when compared to the third quarter of 2000.

- Private equity is experiencing mark-to-market losses in the fourth quarter on public securities held by Chase Capital Partners. As of today, CCP has a mark-to-market loss of in excess of $300 million in the carrying value of the publicly traded portion of its portfolio. Cash realized gains are expected to be significantly lower than in the third quarter of 2000.

- Cash expenses for both firms will be higher than in the third quarter, primarily as a result of the inclusion of an additional month of expenses related to Flemings, a normal seasonal pattern of expense growth, and competitive pressures on compensation. Management is targeting that expenses for 2001 will be flat on a year-over-year basis (proforma including Flemings for full year 2000).
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-    Credit risk measures for both firms remain stable. Non-performing assets are not expected to increase materially in the fourth quarter. The provision for credit losses will increase somewhat due to higher commercial charge-offs.

- In the fourth quarter of 2000, special items at Chase will include an $870 million (pre-tax) gain on the sale of its Hong Kong-based retail banking business, and special items at J.P. Morgan will include a $400 million (pre-tax) gain upon the termination of its operating agreement with Euroclear.

In a joint statement, Douglas A. Warner III, Chairman of the Board and Chief Executive Officer of J.P. Morgan, and William H. Harrison, Jr., Chairman and Chief Executive Officer of Chase, said: "The current market environment has clearly put pressure on revenues and will lead to lower than expected results for the quarter. At the same time, our merger integration process is both ahead of schedule and working extremely well, and credit and market risk measures remain stable. As proven by the overwhelmingly positive client response, we feel stronger than ever about the value that will be produced by the merger."

MERGER INTEGRATION UPDATE
The Federal Reserve Board approved the merger on December 11. Shareholder meetings to approve the transaction will be held on December 22, and a year-end closing is anticipated. The following progress has been made during the fourth quarter:

- Management has increased its estimate of merger synergies from approximately $1.9 billion (pre-tax) to approximately $3 billion (pre-tax). The current estimates are composed of approximately $2 billion of expense savings and approximately $2 billion of incremental revenues less approximately $1 billion of associated expenses. One third of the synergies are anticipated to be achieved by the end of 2001, with the remainder anticipated to be achieved by the end of the 2002. Revenue estimates assume a return to more normal market conditions.

- Management expects balance sheet synergies to be realized over the first year of the merger to lead to a reduction in nominal assets of approximately $35 billion, or $8 billion in risk-weighted assets, for the new company as compared to what they would have been for the two companies separately. This would create in excess of $600 million of free capital.

- Management has increased from $2.8 billion (pre-tax) to $3.2 billion (pre-tax) its estimate of one-time costs expected to be incurred in connection with the merger. Management anticipates that the company will take a charge of approximately $1.2 billion at the closing of the transaction and that the balance of the one-time costs will be expensed over the two years following the closing. Nearly 50 percent of the merger expenses will be related to employee severance and compensation costs, while the remainder are expected to be related primarily to technology, systems-integration
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     and facilities costs. Management expects 5,000 job eliminations as a result of merger integration.

- Approximately 1,000 key management positions have been decided thus far. Progress on merger integration continues at a rapid pace. Virtually all systems decisions have been made and key facilities choices in New York, London and other major locations have been made.

- Client reaction to the proposed merger continues to be favorable as demonstrated by:

     - From September 13, the date the merger was announced, through December 13, the new firm would rank number two globally, on a proforma basis, in announced M&A advisory transactions (source: Thompson Financial).

     - As part of joint marketing efforts requested by clients, J.P. Morgan and Chase have given 117 joint pitches and won 47 new mandates. These mandates are expected to lead to incremental revenues in excess of $200 million in 2001. An additional 144 joint pitches are in the works.

Chase and J.P. Morgan will hold a conference call for the investment community today at 8:30 a.m. (EST) to discuss fourth quarter earnings and to provide an update on the merger. A live audio webcast of the call will be available at 8:30 a.m. through the investor relations sites of www.chase.com and www.jpmorgan.com. In addition, persons interested in listening to the call by telephone may dial in at (973) 321-1040.

     Chase can be reached on the Web at www.chase.com and J.P. Morgan's web address is www.jpmorgan.com.

                              ---------------------

     This press release contains statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of J.P. Morgan's and Chase's managements and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These uncertainties include: the failure of Chase and J.P. Morgan shareholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and cost savings anticipated from the merger may not be fully realized or may take longer to realize than expected; the risk that the integration process may result in the disruption of ongoing business or in the loss of key employees or may adversely affect relationships with employees, clients or suppliers; the inability to obtain governmental approvals of the merger on the proposed schedule or that adverse regulatory conditions will be imposed in connection with a regulatory approval of the merger; the risks of adverse movements or volatility in the securities markets or in interest or foreign exchange rates or indices; the risk of adverse impacts from an economic downturn; the risk of a downturn in domestic or foreign securities and trading conditions or markets; the risks associated with increased competition; the risks associated with unfavorable political and diplomatic developments in foreign markets or adverse changes in domestic or foreign governmental or regulatory policies; or other factors impacting operational plans. Additional factors that could cause Chase's and J.P. Morgan's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Chase and J.P. Morgan, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov) and in Chase's Registration Statement on Form S-4 referred to below.
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     In connection with the proposed transaction, Chase has filed a Registration
Statement of Form S-4 with the Securities and Exchange Commission containing a joint proxy statement-prospectus with regard to the proposed merger and J.P. Morgan has filed a Definitive Proxy Statement on Schedule 14A with the SEC that also contains the joint proxy statement-prospectus. Stockholders are advised to read the joint proxy statement-prospectus because it contains important information. Stockholders may obtain a free copy of the joint proxy statement-prospectus and other documents filed by Chase and J.P. Morgan with the SEC, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY,
Attention: Office of the Corporate Secretary (212-270-6000) or to J.P. Morgan & Co. Incorporated, 60 Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323).

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